August 31, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549-4631

Re:	Fortune Brands Home & Security, Inc.
Amendment No. 6 to Registration Statement on Form 10
File No. 1-35166

Ladies and Gentlemen,

We are writing to respond to the comments raised in the staff’s letter to Fortune Brands Home & Security, Inc. (the “Company”) dated August 31, 2011. Simultaneously with the submission of this letter, we have filed Amendment No. 6 to the Company’s Registration Statement on Form 10, File No. 1-35166 (the “Form 10”) through the Securities and Exchange Commission’s EDGAR filing system. Please note that, in response to the comment raised in the staff’s letter to the Company dated August 31, 2011, the Company has refiled its complete credit agreement, including all schedules and exhibits thereto, as exhibit 10.6 to the Form 10. We will also send to the staff, via overnight delivery, marked copies of the Form 10 showing all revisions made since Amendment No. 5 to the Form 10 was filed on August 26, 2011.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss Amendment No. 6 to the Form 10 at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please telephone me at (847) 484-4443 or, in my absence, Mark A. Roche, Senior Vice President, General Counsel and Secretary of Fortune Brands, Inc. at (847) 484-4440.

Very truly yours,

/s/ Lauren Tashma
Lauren Tashma
Assistant Secretary